April 26, 2011

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael McTiernan

Assistant Director

Re:	AG Mortgage Investment Trust, Inc. Registration Statement on Form S-11 (File No. 333-172656)

Dear Mr. McTiernan:

Pursuant to Rule 461(a) of the Securities Act of 1933, as amended, AG Mortgage Investment Trust, Inc. (the “Company”) respectfully requests that the effective date of the Registration Statement on Form S-11 (File No. 333-172656) be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m. Eastern Standard Time on April 28, 2011, or as soon as practicable thereafter. This request for acceleration supersedes the request the Company submitted on April 25, 2011.

The Company hereby acknowledges (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that we be notified of such effectiveness by a telephone call to the undersigned at (212) 692-0255 and that such effectiveness also be confirmed in writing.

Very truly yours,

AG MORTGAGE INVESTMENT TRUST, INC.

By:	/s/ Jonathan Lieberman
Name:	Jonathan Lieberman
Title:	President

cc:	Folake Ayoola Thomas P. Conaghan Stephen E. Older Forest Wolfe